Exhibit 1.9

For Immediate Release ➢➢➢	For More Information➢➢➢
July 19, 2005	Lauren Ceradini
Articulate Communications Inc.
212.255.0080, ext. 18
lceradini@articulatepr.com
Ross Systems Recognized as Leading Supply Chain Vendor by
Supply & Demand Chain Executive Magazine
iRenaissance SCM Transformed Litehouse Foods Operations, Reduced Costs
ATLANTA — July 19, 2005 — Ross Systems, Inc. (“Ross”), a leading global provider of enterprise software solutions and a subsidiary of CDC Corporation (NASDAQ: CHINA), and its client Litehouse Foods, a manufacturer of refrigerated dressings, dips and sauces, landed on Supply & Demand Chain Executive magazine’s fourth-annual ‘100’ listing for successful supply chain solutions. The ‘100’ listing honors partnerships between supply chain vendors and their clients that produce substantial business benefits. Litehouse used Ross’ iRenaissance solution to improve forecast accuracy, visibility into production and planning, and customer service.
After utilizing Ross Systems’ iRenaissance ERP technology to improve both client relationships and inventory tracking, Litehouse took the initiative to employ the iRennaissance SCM suite. The technology gave Litehouse greater control over production and planning processes, ensuring that the proper product mix and quantity were being produced. In less than a year, the company realized substantial cost savings, increasing product fill rates by 20 percent while simultaneously reducing finished goods inventory by six percent.
In addition, Litehouse no longer maintains unnecessary safety stock to account for unexpected shortages, which has brought the company closer to a make-to-order production model and trimmed costs. Improved production scheduling capabilities negate the need for emergency shifting mid-production, which is costly and time consuming. Litehouse went from using spreadsheets to forecast more than 1,000 units at the category level on a monthly basis, to forecasting at the product level on a weekly basis — a much more reliable and efficient method.
“By utilizing the Ross iRenaissance solution our forecast accuracy has improved significantly. We can now plan, modify and manage at a micro level like never before possible,” said Deena Presnell, COO. “This data is turned into useful information that allows us to proactively plan for trade promotions, improve overall collaboration with our trading partners and, through this, increase customer satisfaction.”
With the goal to identify innovative solutions that represent supply chain challenges at a variety of different types of companies, Supply & Demand-Chain Executive honored the Litehouse and Ross partnership for exceptional improvements in order and demand capture, sourcing, procurement, product lifestyle management, supply chain integration and infrastructure and decision support in the Food/Beverage/Tobacco mid-sized manufacturing category. “The Supply & Demand Chain Executive 100 is one way in which our magazine tries to help readers navigate the complex landscape of supply and demand chain solutions and service providers,” explained Andrew Reese, editor of Supply & Demand Chain Executive magazine.

“The ‘100’ list of companies is designed to showcase providers that have completed successful and innovative real-life supply chain implementations, and give our readers a starting place when looking for solutions to their own supply chain pain points.”
Ross’ iRenaissance SCM suite is a powerful yet flexible set of applications that enables a company to plan proactively, streamline inventory and distribution costs while optimizing resources. The software creates a collaborative environment for multiple individuals, groups and partners to generate accurate forecasting reports that increase profitability and overall bottom line performance while keeping a company in lock step with industry regulations.
About Ross Systems
Ross Systems, Inc., an enterprise software subsidiary of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.
About Litehouse Foods
Litehouse Foods, Inc., based in Sandpoint, Idaho, is an industry pacesetter and leading marketer of fresh, high quality, refrigerated salad dressings nationwide. A family-owned company, Litehouse produces, packages and markets salad dressings, crumbled Bleu cheese, and fruit and vegetable dips, as well as caramel, marinades, sauces and freeze-dried herbs.
About Supply & Demand Chain Executive
Supply & Demand Chain Executive is the executive’s user manual for successful supply chain transformation, utilizing hard-hitting analysis, viewpoints and unbiased case studies to steer supply and demand chain management professionals through the complicated, yet critical, world of supply and demand chain management as competitive advantage. On the Web at www.SDCExec.com
Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of its food customers specifically Litehouse Foods, the ability of iRenaissance software to improve manufacturing and supply chain efficiencies, the ability of Ross solutions to allow customers to focus on innovation, drive growth and return on invested capital, and the ability of Ross to help food companies reduce risk, waste, errors from manual processes and overhead costs. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food industry; the continued ability of Ross’ solutions to address industry-specific requirements of food manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food companies to compete more effectively using a competitor’s software and services; changes in the type of information required to compete in the food product business and the positioning of Ross’ solutions in the food industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
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